Jeffrey N. Neuman Vice President, Corporate Secretary and Deputy General Counsel	Honeywell 115 Tabor Road Morris Plains, NJ 07950	973-455-2945 Jeffrey.neuman@honeywell.com www.honeywell.com

February 12, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Honeywell International Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the Securities and Exchange Commission on February 12, 2016.

Respectfully submitted,

/s/ Jeffrey N. Neuman
Jeffrey N. Neuman
Vice President, Deputy General Counsel and Corporate Secretary
Honeywell International Inc.